March 19, 2010

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010
Attention:  James Giugliano

Re:                             Mines Management, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009

Schedule 14A Filed April 30, 2009

Response Letter Dated January 21, 2010
File No. 001-32074

Dear Mr. Giugliano:

On behalf of Mines Management, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the Staff of the Securities and Exchange Commission contained in the letter dated March 11, 2010 regarding the above-referenced filing.

For the convenience of the Staff, the Staff’s comments being addressed are transcribed below in sequence and immediately precede the Company’s responses to each comment.  Responses are numbered to reference the appropriate comment number.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements and Supplementary Data, page 30

Notes to Consolidated Financial Statements

Note 3 - Property, Plant and Equipment, page 42

1.                                       We have considered your responses to prior comments number three and four from our letter dated December 30, 2009 and are not in a position to agree with your accounting for certain costs incurred with your Montonare project.  In this regard, we note that the project is in the exploration stage, as defined in Industry Guide 7, and your activities currently and planned for the near future are limited to the exploration and evaluation of the Montanore mineral resources.  Costs of facilities and other considerations incurred in connection with the rehabilitation and maintenance of the adit during the exploration stage represent exploration costs and should be expensed as incurred.  Specifically, costs recorded for the water treatment plant and construction in progress, including the asset retirement costs, represent the costs to acquire and install equipment which, as installed, do not have an alternative future use.

Response 1:  The Company’s accounting policy is to expense all exploration costs in accordance with U.S. generally accepted accounting principles and based on guidance in Industry Guide 7.  The Company believes that the water treatment plant and the items included within construction in progress (other than the asset retirement obligation, which is addressed below) are not exploration costs.

The water treatment facility and the items included within construction in progress are more akin to equipment that is used in support of the development of the mine.  The items capitalized under the captions “Water Treatment Plant” in our earlier submission consist of the metal building, a pumping system with a series of tanks and filters, computerized electronic controls and panels, water sampling system and costs related to a piping system to transport the purified water to our evaporative ponds.  Items capitalized within the caption “Construction in Progress” in our earlier submission consist of generators, transformers, substations and switching gear, all of which could be utilized in any similar power distribution system.  Additionally, there is a nitrate treatment and removal system and an underground pumping system comprised of pumping gear and piping to dewater the underground mining system, as well as a ventilation system comprised of specialized ventilation bagging and hangers for carrying airflow into the adit opening.  This material has not been placed in service and therefore could be reused at another location.  We have only capitalized costs related to items that are tangible and that can be moved and reused in another location or readily sold to another party.  The Company believes that the water treatment facility and items included within construction in progress (like the vehicles and trucks) are not exploration costs, but are appropriately capitalized and classified as property and equipment.  Additionally, we are not aware of any U.S. GAAP reference that states that the construction of a water treatment plant during the exploration stage is required to be accounted for as an exploration cost.

An asset is a resource controlled by an enterprise as a result of past events and from which future economic benefits are expected to flow to the enterprise.  An asset should be recognized if it can be reliably measured and it is expected to provide future economic benefits.  An asset is also defined as having three essential characteristics:  (1) it embodies a probable future benefit that involves a capacity, singly, or in combination with other assets, to contribute directly or indirectly to future net cash inflows; (2) a particular entity can obtain the benefit and control others’ access to it; and (3) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.  The word probable in this definition is used with its usual general meaning, rather than in a specific accounting or technical sense and refers to that which can reasonably be expected or which is believed on the basis of available evidence or logic but is neither certain nor proved.  Its inclusion in the definition is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain.  See FASB Concept Statement 6, paragraphs 25 through 27 and footnote 18.

Based on this definition, the Company believes the water treatment plant and the items included within construction in progress meet the definition of an asset.  In other words, the Company has a reasonable expectation, or a belief based on available evidence, that the water treatment plant and the items included within construction in progress embody a future benefit that involves the capacity to contribute to future cash inflows.

The Company’s expectation and belief are based on the fact that, as of the balance sheet date, in conjunction with the rights to mine, the water treatment plant and the items included within construction in progress will provide future economic benefit.

The Company’s belief regarding the probability of future economic benefit is based on the possibility of future operations supported by the following:

1.               In 1983, US Borax and Chemical Corp (Borax) discovered copper-silver mineralization in the Montanore deposit.  From 1983 through 1987, Borax pursued a diamond drilling program and of the 30 holes attempted, 27 encountered the mineralized horizon.

2.               Based on test results and core samples, the Company, through the use of professional consultants, determined that there is a high confidence in the resource.

3.               A third party report determined Measured and Indicated Resources at the Montanore mine site as follows:  At a cut-off of 1.0 oz Ag/ton — approximately 165 million silver ounces and approximately 1,245 million copper pounds; at a cut-off of 1.4 oz Ag/ton — approximately 151 million silver ounces and approximately 1,184 million copper pounds; at 2.0 oz Ag/ton — approximately 78 million silver ounces and approximately 468 million copper pounds.  (Because the Company’s common stock trades on the Toronto Stock Exchange, it commissioned the report to be done in accordance with National Instrument 43-101 resource categories.  However, Mineralized Material, which is a Guide 7 category, is generally defined in a manner that is consistent with Measured and Indicated Resources.)  Inferred Resources are approximately 64 million silver ounces and 493 million copper pounds at 1.0 and 1.4 Ag/ton, and approximately 24 million silver ounces and 137 million copper pounds at 2.0 Ag/ton.

4.               In determining the amount of Measured, Indicated, and Inferred Resources, the Company used conservative estimates.  For example, a distance of 1,200 feet internal to the drilled area and 500 feet external to the drilled area (extrapolation) was used to classify the resource as Indicated.  As there is a high confidence in the resource, some project resources were categorized as Measured.  All blocks with a drill hole within 100 feet of the block were categorized as Measured.  The range chosen for classification of Indicated is significantly less than the minimum variogram range of 2,200 feet.  This range was chosen not because of doubt concerning grade continuity, as the deposits are well-behaved from a grade standpoint, but because as the distance increases there is less ability to estimate the location of the beds that might have been moved from folding and faulting, for example.  The reason for the relatively small amounts of Measured Resources is due to the lack of ability to estimate local changes in grade and location away from the wide-spaced holes and due to some discrepancy between samples.

5.               The Company, with the assistance of professional consultants, created a mine plan to extract the total Measured and Indicated Resource, and calculated a mineable resource.  The Base Case Mineable Resource reflected 54 million tons yielding 104 million silver ounces and 781 million copper pounds (Measured and Indicated) and 18 million tons yielding 27 million silver ounces and 223 million copper pounds (Inferred) for combined 72 million tons yielding 131 million silver ounces and 1,004 million copper pounds.

6.               The Company, with the assistance of professional consultants, estimated total project costs of $410 to $430 million.  Accordingly, in order for the operations to be profitable, the required yield per ton (based on the Measured and Indicated tonnage noted in #5 above) is $7.65.  After applying any reasonable range of risk rating factor to determine a value, the asset would still clearly be economic based on current commodity prices.

Additionally, the Company disagrees that its activities planned for the near future are limited to the exploration and evaluation of resources.  A draft environmental impact statement, or EIS, was issued by the U.S. Forest Service and the Montana Department of Environmental Quality, or DEQ, in the second quarter of 2009.  The comment period has expired and the agencies are responding to issues presented in the course of preparation of the final environmental impact statement.  If all issues are resolved satisfactorily, a record of decision approving the Company’s proposed plan of operations could be issued by the USFS sometime in the first half of 2010.  Following the issuance of the record of decision, and resolution of any appeals or legal challenges to the same, the Company would receive the required permits from the various agencies and finalize the Montanore Project based on the results of the completed agency review.  Once the permits are in place, the Company will commence the process to obtain a Bankable Feasibility Study.  The Company estimates this process would be completed 12 to 18 months after obtaining the necessary permits and performing the necessary drilling to prove up the initial 5-7 years of mineable reserves.  Accordingly, The Company estimates that the mine production process will begin within 2 to 3 years following the Bankable Feasibility Study.

Although the Company has not conducted a formal feasibility study at this stage, based on the testing performed and initial scoping studies, its believes that it is more likely than not that a feasibility study will support the recoverability of the assets capitalized at this time.  Additionally, the Company believes that a feasibility study will be initiated in the near future, meaning within the next 3 to 9 months.

In summary, the Company believes the costs for the water treatment facility and the items included within construction in progress are not properly classified as “exploration costs” but meet the definition of an “asset” and are more akin to equipment.  The Company confirms that it is in the exploration stage; however, all costs incurred during the exploration stage are not exploration costs.  Furthermore, the Company believes the water treatment plant is a support facility that will be used in production and is an essential part of the future production of the mine.  Additionally, the items within construction in progress are also an essential part of the future production of the mine.  Accordingly, the Company has capitalized the costs related to the water treatment facility and the items included within construction in progress.

The Company agrees that the asset retirement obligation should be expensed and will expense the full amount of capitalized asset retirement obligation as of December 31, 2009.  The amount of the asset retirement obligation ($344,000) is not considered material to the 2008 or 2009 financial statements.

Note 11 — Stock Option, page 45

2.                                       We note from your response to our prior comment number five that the exercise price of certain options was lowered in accordance with the terms of the 2007 Stock Option Plan.  Your current disclosure appears to imply that the options were cancelled and reissued.  Please modify your financial statement footnote disclosure to clarify that the exercise price of your stock options was lowered throughout the course of the year (including some options whose exercise prices were lowered more than once) pursuant to the terms of the plan.  Please ensure your modified disclosure clearly distinguishes between this activity and your option grant/exercise/cancelation activity.

Response 2:  In future filings the Company will modify its financial statement footnote disclosure to clarify that the exercise price of stock options was lowered throughout the course of the year and to clearly distinguish between repricing activities and our option grant/exercise/cancelation activity.

3.                                       We note in your response to our prior comment number five you state the company’s policy, as part of the 2007 Stock Option Plan, is to re-price stock options when the market price of the stock is $1.00 below the exercise price of the outstanding option.  Given this policy, please tell us your basis for using the Black-Scholes option pricing model to determine grant date fair values.  As part of your response, explain how you considered alternative valuation techniques such as a lattice model or Monte Carlo simulation.  Refer to FASB ASC paragraphs 718-10-55-13 through 20.  From your financial statement disclosure it appears that you recognized the additional compensation expense as the exercise prices were lowered instead as part of the initial grant date fair value.  Tell us your accounting basis for this approach.

Response 3:  When the stock options were initially granted, the Company assessed the different stock option models commonly used in practice, inquired of other companies within the Company’s industry, inquired of consultants in the valuation business, and determined that the Black-Scholes model accurately reflected the estimated fair value of the stock options.  The Company considered other lattice models but believed that the difference in the calculated fair values would not be materially different between the Black-Scholes and lattice models.  The Company relied on ASC 780-20-35-3 as the accounting basis for recognizing additional compensation expense based on the modified stock options.

Based on your comment, we recognize that another model may have more accurately reflected the fair value of the stock options granted.  We have made inquiries with several valuation entities regarding stock option pricing models that factor in a repricing mechanism and none of the entities have a model that factors in repricing.  Certain individuals have expressed that they would be able to build a model that factors in the repricing mechanism but the cost would most likely exceed $10,000.

Additionally, the Company believes the differences in valuation models to not be material.  In a “worst-case” scenario for the stock compensation expense recognized in 2008, the Company started with the premise that in no case would the computed fair value of any stock option exceed the trading price on the date of original grant, and assumed the market price on the date of original grant as the “maximum fair value.”  The difference in total stock compensation expense for 2008 using the maximum value and the actual amount recorded in the financial statements in 2008 was approximately $230,000.  The Company believes that there are no models under which the value of the stock option even closely approaches the “maximum value” used in the analysis.  Accordingly, the Company believes that any difference between the amount of stock compensation expense recognized in the 2008 financial statements and the amount of stock compensation expense that would be recognized based on a different valuation model would not be material.

We note than no stock options were repriced in 2009.  In light of the difficulty in obtaining a valuation that factors in the repricing mechanism, the absence of 2009 repricing, the timing requirement of our 2009 Form 10-K, our belief that the differences in valuation models would most likely not be material, and our belief that stock compensation expense for 2008 is not a critical factor that will influence the decisions of current and potential investors, we believe that it is the best interest of the Company and its shareholders to leave the valuations as previously calculated.

Beginning January 1, 2010, the Company will no longer engage in stock option repricing for either new option grants or for any outstanding stock options in accordance with the Company’s customary practice of repricing stock options when the exercise price of such options falls $1.00 or more below the prevailing market price for the Company’s common stock. Instead, the Company will consider repricing stock options only in the event of significant and sustained adverse market conditions or other extraordinary events.

Schedule 14A Filed April 30, 2009

Executive Compensation. page 13

Compensation Discussion and Analysis, page 13

Compensation Components, page 13

4.                                       In response to prior comment 7, you disclose that base salaries increased 11% not based on “individual performance, the [c]ompany’s performance, and to bring in line with [y]our identified peer companies,” but rather, that the increase was based on salary levels agreed upon in August 2007 employment contracts with each named executive officer.  In future filings, please revise your disclosure to describe clearly the actual means by which compensation levels were determined.

Response 4:  In future filings, the Company will revise disclosures to describe more clearly the means by which compensation levels were determined.

5.                                       With regard to your cash bonus awards, in future filings please disclose the specific factors considered by the board in its decision to fund the bonus pool, as you explained in response to prior comment 7.  From your response, it appears that while these factors were considered by the board in its decision to fund the bonus pool, the particular awards to each named executive officer were within the discretion of the board and not based on the achievement of any particular goal(s).  If that is correct, please provide clear disclosure to that effect in future filings.

Response 5:  In future filings, the Company will provide greater disclosure regarding the factors considered by its board in its decision to fund the bonus pool, as well as the factors considered by the board in its awards to particular executives.

*              *              *

The Company would appreciate an opportunity to discuss these responses with you as soon as possible.  Because of the imminence of the due date for the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”), it is critical that all issues be resolved as quickly as possible.  Because the resolution of all issues will be incorporated into the 2009 10-K, the Company does not believe that a restatement of prior filings will benefit investors, since trading will be based on disclosures made in the 2009 10-K.  Any obligation to restate would be costly, would provide very minimal benefit to investors, and would jeopardize the Company’s ability to file the 2009 10-K in a timely manner.

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (303) 892-477, Mark Erickson, the partner in charge of the Company’s audit, at (801) 532-7444, or James H. Moore, the Company’s Chief Financial Officer, at (509) 838-6050 to discuss these matters as soon as you have had an opportunity to review these responses.

Very truly yours,

/s/ Patricia Peterson
Patricia Peterson
for
Davis Graham & Stubbs LLP

cc:	James H. Moore
Mark Erickson
Kevin Dougherty